April 28, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (216) 991-9316

Robert D. Vilsack, Esq.
General Counsel and Secretary
Park-Ohio Industries, Inc.
23000 Euclid Avenue
Cleveland, Ohio 44117


      Re: 	Park-Ohio Industries, Inc.
      	Form S-4 filed March 30, 2005
		File No. 333-123665

Dear Mr. Vilsack:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM S-4 FILED MARCH 30, 2005

Cover Letter

1. Please revise your cover letter to state that you intend to rely on the position the staff has taken in Exxon Capital Holdings
Corporation (May 13, 1988) and subsequent related no action letters and to include the representations included in Shearman & Sterling (July 2, 1993).

Cover Page

2. As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and
Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).
Please
confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14e-1.

3. To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

Market and Industry Data, page i

4. You may not disclaim responsibility for your disclosure. Also, you should not use data that you do not believe is accurate.
Therefore, remove the disclosure that you make no representations about the accuracy of your document.

Summary, page 1

5. We note your summary contains a lengthy description of the company`s business and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC Release No. 33-7497 (Jan. 28,
1998).

Summary Historical Consolidated Financial Data, page 10

6. We note that you present EBITDA because you believe it "could"
be
useful to investors in assessing your operating performance.  Item
10
of Regulation S-K requires you to provide a statement disclosing the reasons why management believes a non-GAAP measure they present is useful to investors. Please provide such a statement or omit the non-GAAP measure you present. In addition, if you continue to present this non-GAAP measure, revise the disclosures related to its limitations to address the potential limits of excluding income taxes.
Risk Factors, page 13
To service our indebtedness, we will require a significant amount of cash . . ., page 14

7. Please quantify your debt service obligations.

8. Please add risk factor disclosure at appropriate places to disclose that your credit facility is secured by substantially all of your assets and that a significant portion of your debt is at a variable rate of interest, which could increase your interest expense in the event that interest rates rise.

Disclaimer Regarding Forward-Looking Statements, page 23

9. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

MD&A - Results of Operations, page 29

10. To the extent practicable, quantify the impact of each factor you identify as impacting your results of operations.

MD&A - Liquidity and Sources of Capital, page 32

11. We note that you present Defined EBITDA because it is a measure used in certain debt covenants. Revise your presentation of this non-GAAP measure to comply with the guidance in Question 10 of "Frequently Asked Questions Regarding the Use of Non-GAAP
Financial
Measures."

12. Disclose and discuss why accounts receivable increased at a significantly higher rate than sales during 2004.

13. Revise the table of contractual obligations to include the cash requirements for interest and post-retirement obligations. Refer to
Release No. 33-8350.

MD&A - Environmental, page 36

14. Based on your current disclosures, we assume that you do not believe a material additional loss related to the identified environmental sites and asbestos claims is "reasonably possible." If an additional material loss is reasonably possible, provide the additional disclosures required by SAB 5:Y and SFAS 5.


Legal Proceedings, page 47

15. It appears that you may not have provided all of the information required by Item 103 of Regulation S-K. Supplementally advise us, with a view towards disclosure, whether the remaining asbestos cases specify a dollar amount and whether the aggregate amount of specified damages exceeds ten percent of your current assets as of December 31,
2004. In the event additional disclosure is required because the threshold noted above has been triggered, please provide the required disclosures.

Description of Other Indebtedness, page 55

16. We note your statement that a cross-default on your other debt would constitute an event of default on your revolving credit facility. Please elaborate on the terms of your outstanding indebtedness relating to events of default if a default could result in the acceleration of such indebtedness and therefore an event of default under the indenture. If the violation of financial covenants you have made in connection with other indebtedness would ultimately result in an event of default under the indenture, please describe those covenants as they would be in effect from time to time throughout the term of the exchange notes. Finally, if a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event of default under the indenture, please include a risk factor discussing this possibility and the company`s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

Expiration Date; Extensions; Amendments, page 59

17. We note disclosure that you reserve the absolute right to waive the satisfaction of conditions of the exchange offer as to any particular outstanding notes. Revise this disclosure to indicate that to the extent you waive any condition of the offer, you will waive that condition for all holders of the outstanding notes.

Conditions, page 60

18. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.
Please revise the language accordingly.





Certain U.S. Federal Income Tax Considerations . . ., page 110

19. Revise this subheading as well as the disclosure that follows to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

20. Delete the statement that the discussion is "for general information only" and similar language that appears at the bottom of page 115 discussing ERISA considerations. This language may suggest that you do not have full responsibility under the federal securities laws for this discussion. Note that we do not object to the statement that purchasers should consult their tax advisors with respect to their particular circumstances.

Legal Matters

21. Please identify counsel who will pass on the validity of the guarantees.

Consolidated Financial Statements
General

22. We note that you refer to "independent actuaries," an "outside consultant," and an "independent appraisal firm" in the notes to your financial statements. Either identify these experts or delete your references to them. We remind you that if you identify and refer to experts, you must include their consent. Refer to Section 436(b) of
Regulation C.

23. Provide the disclosures required by Schedule II.

Note A - Summary of Significant Accounting Policies, page F-7
Inventories, page F-7

24. Separately state in-process inventory and finished good inventory. Refer to Rule 5-02-6(a) of Regulation S-X.

Property, Plant and Equipment, page F-7

25. Clarify the distinction between "major additions" and "betterments." Tell us why you charge betterments to accumulated depreciation and tell us the accounting literature that supports that policy. In addition, tell us the amount of betterments you charged to accumulated depreciation during each period.

Income Taxes, page F-7

26. Confirm to us, and revise your accounting policy and the disclosures in note H and MD&A, to clarify that you record a tax valuation allowance if, based on the weight of available evidence, it is "more likely than not" that some portion or all of your deferred tax assets will not be realized as required by paragraph 17 of SFAS
109. If your policy is other than as stated above, tell us how it complies with SFAS 109.

Revenue Recognition, page F-8

27. We note that you recognize a majority of your revenue "when title is transferred to the customer, typically upon shipment." Please clarify each circumstance (excluding long-term contracts) when you recognize revenue other than upon shipment and demonstrate how your policy for each such circumstance complies with SAB 101 or, if there aren`t any such circumstances, delete the term "typically" from your policy. In addition, based on your disclosures it appears to us that you provide services. Disclose when and how you recognize service revenues and, if applicable, separately disclose service revenues and costs as required by Rule 5-03 of Regulation S-X. Provide us a comprehensive explanation of how you generate revenues and address if and how you have applied the guidance set forth in EITF 00-21 for arrangements that include product and service deliverables.

28. Provide us a more comprehensive explanation of the nature of your long-term contracts and demonstrate to us how and why you determined that the percentage of completion method of accounting is appropriate and complies with SOP 81-1.

Note E - Other Assets, page F-12

29. Disclose your accounting policy for software development costs.

Note F - Accrued Expenses, page F-13

30. Present an analysis of the product warranty accrual for each year that an income statement is presented as required by paragraph
14.b
of FIN 45.

Note N - Restructuring and Unusual Charges

31. Disclose how you determine the fair value of idle assets.

Note P - Supplemental Guarantor Information

32. Disclose that all the guarantor subsidiaries are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. We note you use the term "wholly-owned," however, that term is defined in Rule 1-02(aa)
of Regulation S-X and is not the same as the term "100% owned."
If
all the guarantor subsidiaries are not "100% owned," tell us how your presentation complies with Rule 3-10 of Regulation S-X.
Opinion of Jones Day, Exhibit 5.1

33. The legality opinion must opine on the corporate laws of the state of incorporation for each of the guarantor subsidiaries. Therefore, please have counsel confirm in writing that it concurs with our understanding that counsel is opining on all applicable statutory provisions of Illinois, Pennsylvania, and Ohio law, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations. In addition, an opinion under Delaware law must be provided for Lallegro, Inc.


PARK-OHIO HOLDINGS CORP FORM 10-K FOR THE YEAR ENDED DECEMBER 31,
2004

General

34. To the extent applicable, revise your future filings to comply with the comments related to the Form S-4 filed by your subsidiary.

Note I. Stock Plan, page 41

35. In future filings, please present the information in the table related to options outstanding at year end in a format where the exercise prices are segregated into meaningful ranges. Refer to paragraph 48 of FAS 123.

Item 9A. Controls and Procedures - Evaluation of disclosure controls and procedures, page 52

36. We note the disclosure that your Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized, and reported as and when required. Confirm and revise future annual and quarterly filings to:
* clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level rather than in all material respects and
* clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding the required disclosures. See Exchange Act Rule 13a-15(e). Alternatively you may disclose that your officers concluded that your disclosure controls and procedures are effective without subsequently defining disclosure controls and procedures.
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      You may contact Patricia Armelin, Staff Accountant, at (202) 824-5563 or Anne McConnell, Senior Staff Accountant, at (202) 942-1795 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff
Attorney, at (202) 824-5495 or Chris Edwards, Senior Staff Attorney, at (202) 942-2842 with any other questions. Alternatively, you may contact me at (202) 942-1950.




      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	Christopher M. Kelly, Esq. (via facsimile 216/579-0212)
      Jones Day
	901 Lakeside Avenue
	Cleveland, Ohio 44114
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Robert D. Vilsack
Park-Ohio Industries, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE